UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Arctic Cat Inc.

(Name of Subject Company)

Arctic Cat Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

Christopher J. Eperjesy

Chief Financial Officer

Arctic Cat Inc.

500 North 3rd Street

Minneapolis, Minnesota 55401

(612) 350-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John R. Houston, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2017 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Arctic Cat Inc., a Minnesota corporation (“Arctic Cat”), relating to the tender offer by Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of Textron Specialized Vehicles Inc., a Delaware corporation (“Textron Specialized Vehicles”), which is a direct wholly owned subsidiary of Textron Inc., a Delaware corporation (“Textron”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”) of Arctic Cat at a price of $18.50 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated February 2, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement filed on Schedule TO (the “Schedule TO”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8. Additional Information

The information set forth under (c) “Other Material Information” under the heading “Regulatory Approvals” is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

Under the Hart-Scott-Rodino Act (the “HSR Act”), the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. Textron and Arctic Cat filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. On February 3, 2017, the Antitrust Division and the FTC granted early termination of the applicable waiting period under the HSR Act.  Textron and Arctic Cat will also make such foreign antitrust filings as they determine are necessary, which includes an antitrust filing in Germany.  Notwithstanding the early termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

ARCTIC CAT INC.

	By:	/s/ Christopher T. Metz
	Name:	Christopher T. Metz
	Title:	President and Chief Executive Officer

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